Mail Stop 4561

December 28, 2006

Mr. Michael P. Daly
President and Chief Executive Officer
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, Massachusetts 01201

> **Re:** **Berkshire Hills Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2006, June 30, 2006 and September 30, 2006**
> **File No. 0-58514**

Dear Mr. Daly:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005:

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Accounting for Derivatives, page 44

1.   For each type of hedging relationship outstanding during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133, as applicable. In your response, please specifically address the following for each type of hedging relationship:

- the nature and specific terms of the hedged item or transaction;
- the nature and specific terms of the derivative instrument;
- the specific documented risk being hedged;
- the quantitative measures you use to assess effectiveness at inception and on an ongoing basis; and
- the quantitative measures you use to measure ineffectiveness.

2.   Please tell us the nature of the hedging relationships for which you apply the short-cut method or matched terms approach for assuming no ineffectiveness. Tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

October 24, 2006 Form 8-K:

Exhibit 99.1 – Press Release Dated October 24, 2006

3.   We note your statement on page 6 that adjusting for the delay in the second quarter FHLBB dividend third quarter core earnings per diluted share increased to $.51 and third quarter GAAP results were a loss of $.25 per diluted share. Based on your statement that the catch-up dividend totaled $.03 per diluted share after-tax, it appears that earnings adjusted for the delay in the second quarter FHLBB dividend does not clearly reconcile to the related GAAP net income per share disclosed or the core income per diluted share that is reconciled to GAAP net income per share on page 3. In future Forms 8-K please address the following with respect to each non-GAAP financial measure disclosed:

- ensure that it is accompanied by a presentation of the most directly comparable GAAP financial measure;
- provide a clear quantitative reconciliation to the most directly comparable GAAP financial measure; and
- as non-GAAP per share measures do not depict amounts that accrue directly to shareholders' benefit, ensure that this is clear to the reader.

Please provide us with an example of your proposed future disclosure. Refer to Item 100 of Regulation G.

Form 10-Q for the Quarterly Period Ended September 30, 2006:

Management's Discussion and Analysis

Comparison of Financial Condition at September 30, 2006 and December 31, 2005, page 20

4.   We note your disclosure on page 22 that you re-evaluated your loan loss methodology related to pools of performing loans. So that we can better understand your current methodology, please tell us how your analysis of the probable rate of loan losses over the expected average life of each loan pool helped you derive the loss factors which would result in your estimate of losses incurred as of the period-end. Your response should bridge the gap between deriving the average annual expected loss rate and the portfolio estimated loss factor. Please tell us to what degree regulators were involved in your decision to increase your allowance.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant